FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following is a transcript of the Bloomberg interview held on January 26, 2026:

PARTICIPANTS

Niccolo de Masi – Chairman and CEO, IonQ

Carolyn Hyde – Journalist, Bloomberg News

Ed Ludlow – Journalist, Bloomberg News

Caroline Hyde: IonQ. Well, it’s agreed to buy US-based chip foundry SkyWater Technology for around $1.8 billion dollars. Shares on the downside for IonQ now; they had been up earlier. We’re seeing SkyWater up more than 5.8%. It’s a cash and stock deal, and it’s the largest in quite the string of recent acquisitions by the quantum computing firm IonQ. Let’s talk to its CEO now, Niccolo de Masi.

Caroline Hyde: What does having a US-based chip foundry add to the speed of your own technology?

Niccolo de Masi: It actually does three exciting things for IonQ. The first is that it accelerates our entire roadmap. So, we talked this morning on a public webinar, sort of earnings call style, about the fact that it’s going to bring in the cycles of R&D, design, and packaging iteration we do to build our quantum computing chips—and hence our full fault-tolerant machines—quite considerably.

Niccolo de Masi: We’re moving things in by about a year on our two million qubit chip. And we’re moving full fault-tolerant chips forward into 2028, where we’ll have them ready for scale-up by the end of the year.

Niccolo de Masi: What’s exciting also is this is a big bet for us on what’s called the “merchant supplier” play in the quantum industry. So IonQ already sells our atomic clocks to a number of quantum computing companies in the US. This is going to expand our ability to supply the quantum industry. Our photonic interconnect quantum networking business is also built to cater for multiple quantum computing paths and modalities.

Niccolo de Masi: And last but not least, of course, it’s a big spread bet on the US semiconductor manufacturing, you know, tailwind that I think is already being experienced for critical industries as we rethink through supply chains, security, and the importance of ever keeping everything domestic to ensure security.

Caroline Hyde: Does that help build and leverage the relationships you already have with the US government, for example? Is that an area that you think is going to drive growth?

Niccolo de Masi: Oh, for sure. The US government is a very important partner, and the Department of War, of course, is very important. SkyWater obviously does a lot of work not only for the quantum industry as a whole—where I would argue they are far and away the leading, if not only, quantum foundry—but SkyWater also does work more broadly in classified programs, as does IonQ.

Niccolo de Masi: And so there’s plenty of synergies on that vector alone. We look forward to doing more for our nation’s government, classified and not. We look forward to doing more for our nation’s Fortune 500 companies.

Niccolo de Masi: And this is a relationship we’re really excited about because it increases the velocity and the frequency with which we can spin wafers across all of our product generations. Which means the further out we’re talking, the more room there is to move things forward. And you’re seeing us continue to spend money to move things to the left on our roadmap and win this geopolitical space race of our era.

Ed Ludlow: Niccolo, “continuing to spend money”... There’s a lot of emphasis that this is SkyWater with US-only operations. Do you look at Europe and other jurisdictions and give yourself backing to go out and do another deal if you need to have a similar footprint and presence in a different market or geography?

Niccolo de Masi: Well, SkyWater has a tremendous amount of upside capacity that we can tap into here, not just on the design engineering side but on actual manufacturing. So, we did this deal because we believe that manufacturability is paramount. Our ambition, as I think you both know, is to be both the Nvidia and the Cisco, if you will, of the quantum computing and quantum networking and security space.

Niccolo de Masi: And so our full quantum platform—networking, sensing, security, and computing—all has foundry requirements, all has semiconductor manufacturing requirements. What this deal does is it improves certainty, brings forward the roadmap, and of course makes sure that we have industry-leading costs.

Niccolo de Masi: So I think this is going to be enough capacity for global production. SkyWater focuses on high-security, classified program work and US government work, and that’s usually a standard that’s accepted very internationally for the Five Eyes, NATO, and our allies.

Ed Ludlow: Niccolo, in the global quantum race, how do you stack the US as a leader in the field against the prospects of Europe and what you see being worked on in Asia?

Niccolo de Masi: Well, I fancy IonQ’s chances, you know, most and first of all. I think that beyond IonQ, there’s a very vibrant ecosystem in the US, and of course there is in Europe. The geopolitical race is, I think, very much between the US and our allies and what’s going on in China, to be honest. And this is of course of paramount strategic importance not just on the computing side, but also on the quantum security side.

Niccolo de Masi: These are all solutions that IonQ provides. We’re the only quantum platform company in history. And as you both know, we already have a strong foothold in Oxford, England; Geneva, Switzerland; and Seoul, Korea with our offices that continue to expand to ensure that we’re able to not just deliver those solutions, but deliver them in the right global and local way across government and commercial needs in every one of our allies.

Caroline Hyde: Well, that was the other big deal that you did—Oxford Ionics, quantum chip technology that you purchased. I’m interested in how the relationships, though, going back to SkyWater are going to continue, because they also serve other quantum competitors of yours. Will they continue to do so?

Niccolo de Masi: Absolutely. We are steadfastly dedicated to ensure that the quantum industry prevails. We respect everyone’s pathways to market. At the same time, as I mentioned a couple of minutes ago, IonQ already is a merchant supplier on our own. We supply atomic clocks and photonic interconnects to the industry and networking equipment.

Niccolo de Masi: And so SkyWater will be taking our existing merchant supply business and accentuating, deepening, and broadening that with, of course, their chips business. So rest assured, we see this very much as a bet on US quantum, our allies’ quantum, the quantum industry’s supply chain needs—doing those, fulfilling those securely and at scale.

Niccolo de Masi: And at the same time, in a walled-off manner, IonQ’s own roadmap of course will also be accelerated and its supply chain domestically assured.

Ed Ludlow: Niccolo, very quickly. You said that this brings things forward by a year. There are people that just aren’t familiar with quantum computing. How real is this going to be in the real world, and when?

Niccolo de Masi: Well, we’ve been saying since we completed the acquisition of Oxford Ionics that full fault-tolerant gate model quantum computing is going to happen by the end of this administration. This transaction obviously accentuates that, underwrites that, and assures that.

Niccolo de Masi: And so I think you’re going to see, you know, in the next three years, everything that we have promised on our roadmap come good, and hopefully then some. The reason why this is so exciting for us is that with SkyWater, we can make quantum computing a mass market reality. And we can do that at a price point that’s accessible not just for governments but also Fortune 500 companies.

Niccolo de Masi: And that’s very much our goal: to build the winning quantum ecosystem across all solutions and product family offerings that IonQ has: security, sensing, networking, and computing.

Ed Ludlow: IonQ CEO Niccolo de Masi, it’s great to have you back on the show. Thank you very much.

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.